UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A
Amendment No. 7*

Under the Securities Exchange Act of 1934

B Communications Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.1 per share
(Title of Class of Securities)

M15629 10 4
(CUSIP Number)

Steven J. Glusband
Carter Ledyard & Milburn LLP
2 Wall Street, New York, New York 10005
                                  (212) 732-3200
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 29, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  M15629 10 4

1	NAME OF REPORTING PERSON: Internet Gold-Golden Lines Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 19,923,396 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 19,923,396 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,923,396 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.66%**
14	TYPE OF REPORTING PERSON: CO
________________
*	Internet Gold holds of record 19,923,396 ordinary shares of the Issuer. Eurocom Communications is the controlling shareholder of Internet Gold.

Eurocom Communications is 50.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch.  Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Internet Gold. Mr. Shaul Elovitch may also be deemed to be the beneficial holder of 3,177 ordinary shares of the Issuer held of record by his wife Mrs. Iris Elovitch and 26,893 ordinary shares of Internet Gold held of record by Mrs. Iris Elovitch. In addition, 8,300 shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

**	Based on 29,889,045 ordinary shares issued and outstanding as disclosed in the annual report on Form 20-F of the Issuer dated April 28, 2014 (which excludes 19,230 shares held as treasury stock).

CUSIP No.  M15629 10 4

1	NAME OF REPORTING PERSON: Eurocom Communications Ltd. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 19,923,396 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 19,923,396 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,320,256 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.66%**
14	TYPE OF REPORTING PERSON: CO
_________________
*	Internet Gold holds of record 19,923,396 ordinary shares of the Issuer. Eurocom Communications is the controlling shareholder of Internet Gold.

Eurocom Communications is 50.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Internet Gold. Mr. Shaul Elovitch may also be deemed to be the beneficial holder of 3,177 ordinary shares of the Issuer held of record by his wife Mrs. Iris Elovitch and 26,893 ordinary shares of Internet Gold held of record by Mrs. Iris Elovitch. In addition, 8,300 shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

**	Based on 29,889,045 ordinary shares issued and outstanding as disclosed in the annual report on Form 20-F of the Issuer dated April 28, 2014 (which excludes 19,230 shares held as treasury stock).

CUSIP No.  M15629 10 4

1	NAME OF REPORTING PERSON: Shaul Elovitch I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a) ☒ (b) ☐
3	SEC Use Only
4	SOURCE OF FUNDS: NOT APPLICABLE
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION: Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER: -0- Ordinary Shares
	8	SHARED VOTING POWER: 19,926,573 Ordinary Shares*
	9	SOLE DISPOSITIVE POWER: -0- Ordinary Shares
	10	SHARED DISPOSITIVE POWER: 19,926,573 Ordinary Shares*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,926,573 Ordinary Shares*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 66.67%**
14	TYPE OF REPORTING PERSON: IN
_________________
*	Internet Gold holds of record 19,923,396 ordinary shares of the Issuer. Eurocom Communications is the controlling shareholder of Internet Gold.

Eurocom Communications is 50.33% owned by Eurocom Holdings (1979) Ltd., or Eurocom Holdings, and 49% of its shares are held by four holding companies (Eurocom Communication Holdings 2005 Ltd., Eurocom Technologies Management (2005) Ltd., Eurocom Assets Ltd. and Eurocom Assets Holdings Ltd.). The four holding companies are 80% owned by Mr. Shaul Elovitch and 20% owned by Mr. Yossef Elovitch, respectively. The remaining 0.67% interest in Eurocom Communications is directly owned by Mr. Shaul Elovitch. Accordingly, Mr. Shaul Elovitch may be deemed to have the sole voting and dispositive power as to the ordinary shares of the Issuer held of record by Internet Gold. Mr. Shaul Elovitch may also be deemed to be the beneficial holder of 3,177 ordinary shares of the Issuer held of record by his wife Mrs. Iris Elovitch and 26,893 ordinary shares of Internet Gold held of record by Mrs. Iris Elovitch.  In addition, 8,300 shares of Internet Gold are held by other family members of Mr. Shaul Elovitch.

**	Based on 29,889,045 ordinary shares issued and outstanding as disclosed in the annual report on Form 20-F of the Issuer dated April 28, 2014 (which excludes 19,230 shares held as treasury stock).

Item 1.                 Security and Issuer.

This Amendment No. 7 (the “Amendment”) is filed by Internet Gold-Golden Lines Ltd. (“Internet Gold”), Eurocom Communications Ltd. (“Eurocom Communications”) and Mr. Shaul Elovitch (collectively, the “Reporting Persons”), pursuant to Rule 13d-2 of the Securities Exchange Act of 1934 and amends Items 3, 4 and 5 of the initial Statement on Schedule 13D filed by the Reporting Persons on August 11, 2009, as amended by Amendment No. 1 to the Initial Statement on Schedule 13D filed on March 29, 2010, Amendment No. 2 to the Initial Statement on Schedule 13D filed on May 13, 2010, Amendment No. 3 to the Initial Statement on Schedule 13D filed on June 3, 2011, Amendment No. 4 to the Initial Statement on Schedule 13D filed on August 16, 2011, Amendment No. 5 to the Initial Statement on Schedule 13D filed on January 18, 2012 and Amendment No. 6 to the Initial Statement on Schedule 13D filed on June 27, 2013 (the initial Schedule 13D, and Amendments No. 1, No. 2, No. 3, No. 4, No. 5 and No. 6 together, the “Statement”). The Statement relates to the Ordinary Shares, par value NIS 0.1 per share (the “Ordinary Shares”), of B Communications  Ltd. (the “Issuer”), an Israeli company whose principal executive offices are located at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

Item 3.                 Source and Amount of Funds or Other Consideration.

ITEM 3 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

Since the most recent filing of Schedule 13D, Internet Gold sold 396,860 Ordinary Shares, on a "cashless" exercise basis, pursuant to an option held by the purchaser as described in the Amendment No. 1 to the Share Purchase Agreement dated May 29, 2014 between Internet Gold and Norisha Holdings Limited (the “Amendment to the Share Purchase Agreement”).

Item 4.                 Purpose of Transaction.

ITEM 4 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

The Reporting Persons consummated the transaction described herein pursuant to an option issued to Norisha Holdings Limited in connection with the sale of Ordinary Shares to Norisha Holdings Limited, on June 27, 2013.

The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings, subject to any applicable legal and contractual restrictions on their ability to do so.

The Reporting Persons do not currently have any plan or proposal, which relates to or would result in:

(a)       the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than purchases in the normal course of business by Internet Gold;

(b)      an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)      a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

(d)      any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

(e)      any material change in the present capitalization or dividend policy of the Issuer;

(f)      any other material change in the Issuer's business or corporate structure;

(g)      changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

(h)      a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)      a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)      any action similar to any of those enumerated above.

Item 5.                 Interest in Securities of the Issuer.

ITEM 5 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

(a)           Internet Gold is the beneficial owner of 19,923,396 Ordinary Shares of the Issuer that are directly held by it, which constitute approximately 66.66% of the issued and outstanding Ordinary Shares of the Issuer.

Internet Gold and Mr. Shaul Elovitch are the beneficial owners of 19,926,573 Ordinary Shares of the Issuer, which constitute approximately 66.67% of the issued and outstanding Ordinary Shares of the Issuer, of which 19,923,396 Ordinary Shares are held of record by Internet Gold.

In addition, Mr. Shaul Elovitch may be deemed to be the beneficial holder of 3,177 Ordinary Shares of the Issuer held of record by Mrs. Iris Elovitch, which constitute approximately 0.01% of the issued and outstanding Ordinary Shares of the Issuer.

The foregoing percentages are based on 29,889,045 issued and outstanding Ordinary Shares as disclosed in the annual report of the Issuer on Form 20-F dated April 28, 2014 (which excludes 19,230 shares held as treasury stock).

(b) The Reporting Persons have shared power to dispose or direct the disposition of 19,923,396 Ordinary Shares of the Issuer held of record by Internet Gold.

Mr. Shaul Elovitch and Mrs. Iris Elovitch have shared power to dispose or direct the disposition of 3,177 Ordinary Shares of the Issuer held of record by Mrs. Iris Elovitch.

(c) The following table sets forth all of the transactions in the Ordinary Shares of the Issuer effected by the Internet Gold since the most recent filing of Schedule 13D.  The Ordinary Shares that were transferred in the transaction made on May 29, 2014 were transferred directly to Norisha Holdings Limited in a privately negotiated transaction approved by Internet Gold’s board of directors.

Date of Transaction	Number of Ordinary Shares sold pursuant to the exercise of an option
May 29, 2014	396,860

Except for such transaction, the Reporting Persons have not effected any transactions in the Ordinary Shares of the Issuer since the filing of Amendment No. 6.

(d)                  No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5, other than as described in the Statement.

(e)                  Not applicable.

Item 7.                 Exhibits.

ITEM 7 OF THE STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

Exhibit 99.1*	Amendment No. 1 to the Share Purchase Agreement dated May 29, 2014, between Internet Gold and Norisha Holdings Limited.

* Filed as Exhibit 99.1 to Internet Gold’s Report on Form 6-K on May 29, 2014 and  incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  June 3, 2014

/s/Shaul Elovitch
Mr. Shaul Elovitch

/s/Shaul Elovitch
Eurocom Communications Ltd.
By: Shaul Elovitch
Title: Chairman of the Board of Directors

/s/Shaul Elovitch
Internet Gold - Golden Lines Ltd.
By: Shaul Elovitch
Title: Chairman of the Board of Directors